UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Announces Agreements to Address Funding Gap and Introduces EBITDA Guidance for 2024

São Paulo, February 6, 2024 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX platform in Latin America, empowering companies to transform their customer journeys, today announced that it has entered into agreements with a group of stakeholders aimed at addressing its existing funding gap.

These transactions include:

(i)	agreements with banks for extension of short-term debt, in the total outstanding amount of approximately BRL 100 million (one hundred million Brazilian reais). Payment terms were extended to a total of 36 months, including a 6-month grace period and 30 monthly payments, with final maturity in December 2026;
(ii)	renegotiation of Movidesk’s earnout, in the total outstanding amount of approximately BRL 207 million (two hundred and seven million Brazilian reais). Payment terms were extended to a total of 60 months, with final maturity in December 2028, with Zenvia's option to convert approximately BRL 100 million of total debt into equity, subject to certain conversion periods agreed between the parties;
(iii)	renegotiation of D1’s earnout, in the total outstanding amount of approximately BRL 20 million (twenty million Brazilian reais). Payment terms were extended to a total of 36 months, with a 6-month grace period and 30 monthly payments, with final maturity in December 2026; and
(iv)	issuance of 8,860,535 Class A common shares to be acquired by Cassio Bobsin, Zenvia’s founder & CEO via Bobsin Corp, for the price of US$ 1.14 per Class A common share (which corresponds to the Nasdaq closing price as of January 30, 2024), representing a total investment of approximately BRL 50 million (fifty million reais) in Zenvia. Pursuant to the terms of the investment agreement in connection with such transaction, for a period of 3 years from the closing date of the investment, Bobsin Corp. will be entitled to receive additional cash or equity returns on its investment upon the occurrence of certain future liquidity or corporate transaction events (such as the occurrence of an equity follow-on or a transaction resulting in a change of the company’s control). The calculation of such investment returns will be linked to the appreciation of Zenvia’s share price over this period of time, and can lead to a maximum dilution of around 11% in our shareholder base at the time of the liquidity or corporate event, if there is any.

Combined with this announcement, the company is also introducing its EBITDA guidance for 2024, with a range between BRL 120 million and BRL 140 million.

Considering the announced transactions and the guidance for 2024, the main financial impacts of the operation are the following:

(i)	Zenvia's cash outflow to pay financial liabilities in 2024 was reduced by approximately BRL 120 million (one hundred and twenty million Brazilian reais);
(ii)	Zenvia's average debt (including earnouts and bank loans) term improves from current 1.6 to 2.8 years; and
(iii)	Zenvia's pro-forma leverage at the end of 2024, considering the new 2024 EBITDA guidance and the conversion of the full permitted amount of Movidesk’s earnout into equity for the period, would be approximately 2.0x.

Zenvia’s new debt and earnouts amortization schedule will be as follows:

"After several months of constructive discussions, we are pleased to have reached these agreements that are key to mitigate our capital structure gap by allowing our medium- and long-term liabilities to be funded by our future cash generation. These transactions will allow Zenvia to better align its balance sheet with its current business needs," said Shay Chor, Zenvia’s Chief Financial Officer. "As we move forward, we remain focused on executing our strategy to create the best integrated SaaS platform for our clients to communicate with their customers. We appreciate the support of our lenders and partners, who share in our long-term strategy."

Contacts

Investor Relations Caio Figueiredo Fernando Schneider ir@zenvia.com	Media Relations – Grayling Lucia Domville – (646) 824-2856 – lucia.domville@grayling.com Fabiane Goldstein – (954) 625-4793 – fabiane.goldstein@grayling.com

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 6, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer